Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0180 F: +1 202.637.3593 jamescain@ eversheds-sutherland.com

JAMES M. CAIN

DIRECT LINE: 202.383.0180

E-mail: JamesCain@eversheds-sutherland.us

May 19, 2017

Via E-Mail

Coy Garrison

Special Counsel

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	USCF Funds Trust Registration Statement on Form S-1 File No. 333-214825

Dear Mr. Garrison:

On behalf of our client, the United States Commodity Funds LLC (“USCF”), sponsor of the USCF Funds Trust (the “Trust”), enclosed is a revised version of the above-captioned registration statement for the United States 3x Oil Fund (the “Fund”), a series of the Trust. Each of your comments, dated December 23, 2016, is set forth below, followed by our response.

General

1.	Comment: It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Response: While the Trust may qualify as an “emerging growth company,” at this time there is no intention on the part of USCF for the Trust to avail itself of the rights and exemptions afforded by the Jumpstart Our Business Startups Act. Accordingly, we respectfully request not to include disclosure in the Fund’s registration statement indicating that the Trust is an emerging growth company.

2.	Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

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Response: USCF has not prepared any written communications, within the scope of Rule 405 of the Securities Act, for potential investors. We are happy to provide such communications, if prepared.

3.	Comment: Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

Response: The only graphic that will be included in the prospectus is the USCF logo. We have included a copy of the logo with this response.

4.	Comment: We refer to your statement that you are not registered under the Investment Company Act of 1940. We note, however, that you may invest in forward contracts and swaps. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: We have revised the registration statement accordingly and addressed this in “Risk Factors Involved with an Investment in the Fund – The Trust is not a registered investment company so shareholders do not have the protections of the 1940 Act.”

5.	Comment: We note that Wainwright Holdings, Inc. is the sole member of USCF. We also note from Exchange Act reports filed by your Related Public Funds that on September 19, 2016, Wainwright Holdings, Inc., and Concierge Technologies, Inc., entered into a definitive agreement together, pursuant to which Concierge Technologies, Inc. would acquire shares of Wainwright Holdings, Inc. representing approximately 97% of the issued and outstanding shares, and that the transaction was completed on December 9, 2016. Please revise your disclosure to describe your affiliate with Concierge Technologies, Inc. and to explain the impact, if any, of the transaction on your corporate governance structure.

Response: We have revised the registration statement accordingly and addressed this in “USCF’s Limited Liability Agreement (“LLC Agreement”) provides limited authority to. . . .”

6.	Comment: Please revise to provide audited financial statements of the consolidated trust and each fund. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

Response: The registration statement will be amended prior to being deemed effective to include audited financial statements of the Trust and each fund.

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7.	Comment: We note your disclosure on page 55 that you have a fact sheet. Please provide us with a copy of your fact sheet for our review.

Response: The disclosure has been updated to reflect that USCF will prepare a fact sheet for the Fund after it has commenced trading based on publicly-available information included in the prospectus. The fact sheet will be updated quarterly. It will be submitted to FINRA for review prior to use.

Front Cover Page of the Registration Statement

8.	Comment: Please indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Response: We have revised the registration statement to indicate that the Fund is a non-accelerated filer.

9.	Comment: Please revise the registration statement to include the number of shares that you reasonably expect to offer and sell in the next two years. We note that currently you have registered only 1,000 shares even though a creation basket consists of 50,000 shares. Refer to Rule 415(a)(2) of the Securities Act.

Response: We have revised the registration statement to include 30,000,000 shares.

Prospectus Cover Page

10.	Comment: Please revise your disclosure to explain which specific short-term futures contract on light, sweet crude oil will comprise the Benchmark Oil Futures Contract at any given time.

Response: We have revised the registration statement accordingly and addressed this in “What Is the “Benchmark Oil Futures Contract”?”

11.	Comment: Please revise your prospectus cover page to briefly describe the targeted underlying assets of the Fund.

Response: We have revised the registration statement accordingly and addressed this in “How Does the Fund Intend to Meet Its Investment Objectives?”

12.	Comment: We note your disclosure regarding the price at which Authorized Participants will purchase shares from the Trust. Please revise to also provide a description of the factors that will affect the price at which Authorized Participants will sell the shares to the public.

Response: We have revised the registration statement accordingly and addressed this on the Cover Page.

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13.	Comment: We note your disclosure indicates that the Marketing Agent will use its best efforts to sell shares. Please tell us how you have considered whether the Marketing Agent is an underwriter under section 2(a)(11) of the Securities Act.

Response: We have considered this issue. The Marketing Agent is not an underwriter because it is not a principal to any transactions for the purchase of shares and does not have the contractual power/authority to manage the distribution of the offering, such as determining who the Authorized Purchasers (“APs”) are, how much they get paid, and how/where/when the offering is conducted.

As noted above, the Marketing Agent does not buy the units with a view to reselling them, only APs do so. The Marketing Agent will not sell the Fund’s units to any person as an agent of the issuer; its contractual authority is limited to administrative services in connection with the processing of orders from the APs, but it has no authority to solicit orders to buy units. It also has no contractual authority to authorize any other person to buy/sell/offer the units nor to manage the distribution of the units.

While the services that the Marketing Agent will perform may be services that are ordinarily performed by an underwriter in a typical underwriting, they are not the services that are at the heart of underwriting or participation in an offering and are merely ancillary. Accordingly, the Marketing Agent is not an underwriter.

Prospectus Summary

What Is the “Benchmark Oil Futures Contract”?, page 1

14.	Comment: We note your disclosure that the Fund may invest in cleared swap contracts and OTC transactions that are based on the price of oil, other petroleum-based fuels, Oil Futures Contracts and indices based on the foregoing. Please clarify whether you may invest in security-based swaps. Please also indicate the potential percentage range of the Fund’s assets that may be invested in OTC transactions and, to the extent applicable, security-based swaps. Further, please clarify if there is a limitation on such investments.

Response: We have revised the registration statement accordingly. The Fund will seek to achieve its investment objective by primarily investing in futures contracts for light, sweet crude oil that are traded on the NYMEX, ICE Futures U.S. or other U.S. and foreign exchanges (collectively, “Oil Futures Contracts”).

The Fund will, to a lesser extent and in view of regulatory requirements and/or market conditions:

(i)	next invest in (a) cleared swap transactions based on the Benchmark Futures Contract, (b) non-exchange traded (“over-the-counter” or “OTC”), negotiated swap contracts that are based on the Benchmark Futures Contract, and (c) forward contracts for oil;

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(ii)	followed by investments in futures contracts for other types of crude oil, diesel-heating oil, gasoline, natural gas, and other petroleum-based fuels, each of which are traded on the NYMEX, ICE Futures U.S. or other U.S. and foreign exchanges as well as cleared swap transactions and OTC swap contracts valued based on the foregoing; and
(iii)	finally, invest in exchange-traded cash settled options on Oil Futures Contracts.

All such other investments are referred to as “Other Oil-Related Investments” and, together with Oil Futures Contracts, are “Oil Interests.”

The Fund will not invest in security-based swaps. The Fund will only invest in OTC swaps if constrained by regulatory requirements or in view of market conditions. Accordingly, we are not in a position to provide a range with respect to the amount of the Fund’s assets that may be invested in OTC swaps.

15.	Comment: Please tell us how you will disclose your counterparties to OTC transactions and what additional information you will provide about such counterparties on an ongoing basis if your investments in such interests become concentrated.

Response: The Fund’s OTC swaps counterparties, if any, will be identified on the Fund’s website, in accordance with exchange rules and the 19b-4 order for the Fund, as well as the types of swaps, their notional value and the underlying instrument, index or asset on which the swaps are based and the current value of each swap in U.S. dollars. In addition to disclosing any developments concerning any of the Fund’s swap dealer counterparties that are material to the Fund’s investors, pursuant to Commodity Futures Trading Commission rules, the Fund will disclose any material pending litigation of any swap dealer counterparties that it has.

The Fund’s Fees and Expenses, page 4

16.	Comment: Please add narrative disclosure explaining the components of the “Brokerage Fees” included in the table. Please clarify whether such fees will include the Fund’s costs of rolling futures and rebalancing its portfolio. Please also clarify whether these expenses are paid for by the Trust and if they are reimbursed by USCF or REX.

Response: We have revised the registration statement accordingly and addressed this in the “Fund’s Fees and Expenses.”

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Due to the compounding of daily returns, the Fund’s returns over periods longer than a day …, page 5

17.	Comment: Please revise this risk factor to provide hypothetical examples that quantify the impact of daily compounding on returns over periods longer than a single day.

Response: We have revised the registration statement accordingly and addressed this in “Risk Factors Involved with an Investment in the Fund – Compounding Risk.”

Additional Information About the Fund, Its Investment Objective and Investments, page 18

18.	Comment: Please revise to describe in more detail the Oil Interests which you intend to invest in to track three times the daily changes in the price of the Benchmark Oil Futures Contract.

Response: We have revised the registration statement accordingly and addressed this in “Additional Information About the Fund, its Investment Objective and Investments.”

19.	Comment: Please disclose the accountability levels and position limits set by NYMEX and ICE Futures with respect to the Oil Futures Contracts and to discuss the likelihood that you will reach such thresholds.

Response: We have revised the registration statement accordingly and addressed this in “Risk Factors Involved with an Investment in the Fund –Accountability levels, position limits, and daily price fluctuation limits set by the exchanges have the potential to cause tracking error, which could cause the price of shares to substantially vary from the price of the Benchmark Oil Futures Contract.”

Trading Methodology, page 20

20.	Comment: Please supplementally provide us with a hypothetical example regarding how the applicable value of the Benchmark Oil Futures Contract is calculated during the four-day period in which the Benchmark Oil Futures Contract is changed from the near month contract to the next month contract.

Response: We have provided the hypothetical example in the attached supplement.

What are the Trading Policies of the Fund?

Leverage, page 22

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21.	Comment: We note your disclosure on page 22 that “USCF endeavors to have the aggregate market value of its obligations under its Oil Futures Contracts and Other Oil-Related Investments equal to three times (3x) the value of the Fund’s Treasuries, cash and cash equivalents …” Please clarify, if true, that USCF intends for the aggregate notional value of the Oil Interests to equal three times the value of the Fund’s NAV, as is suggested by your disclosures on pages 1 and 21. Alternatively, please explain to us how the statements are consistent.

Response: We have revised the registration statement accordingly and addressed this in “What are the Trading Policies of the Fund? – Leverage.”

The Fund’s Operations

USCF and its Management and Traders, page 23

22.	Comment: We note your disclosure that the Fund’s past performance is located in the prospectus. We also note your disclosure on pages 3 and 14 that the Fund has no operating history or performance history. Please revise to reconcile these disclosures.

Response: We can confirm that the Fund has no operating history or performance history. We have revised the registration statement accordingly.

23.	Comment: Please include a discussion as to the specific experience, qualifications, skills, or attributes that led to the conclusion that each director should serve on USCF’s board of directors.

Response: We have revised the registration statement accordingly and addressed this in “USCF and its Management and Traders.”

The Fund’s Services Providers, page 30

24.	Comment: Please expand your disclosure regarding the material terms of the agreement between USCF and REX. Please also clarify what ongoing services REX provides the Trust and whether it receives any fees for such services.

Response: As indicated in the registration statement, REX. REX provides services to USCF in connection with the development and launch of the Fund as well as certain other funds (such funds together with the Fund, the “REX Funds”). In addition, REX works with USCF to develop the investment methodology for the REX Funds, provide the appropriate benchmarks for the REX Funds, and assist in determining the strategy for satisfying the investment methodology. For certain other REX Funds, which do not include the Fund, REX will assist USCF in obtaining a license or sub-license for the applicable REX Funds, as needed, with respect to any relevant index.

USCF will pay a monthly fee to REX for services provided to the Fund that will be calculated according to the following formula (the “Monthly Fee”):

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Monthly Fee = (A-B) x C

For purposes of calculating the Monthly Fee:

“A” equals the Management Fee payable by the Fund to USCF during the applicable calendar month; and,

“B” equals the amount of the Manager Expenses payable during the applicable calendar month where (i) “Manager Expenses” means: (a) all direct expenses incurred by USCF in connection with formation and operation of the Trust and the Fund, as set forth in the trust agreement for the Trust, (b) all expenses, including Fund Expenses, reimbursed by USCF to the Fund, and (c) such other expenses as REX and USCF may agree from time to time to designate as “Manager Expenses” provided that, for the avoidance of doubt, “Manager Expenses shall specifically exclude Management Fees, and (ii) “Fund Expenses” means (a) the Management Fee payable to USCF, (b) brokerage fees, futures commission merchant fees and other fees and commissions incurred in connection with the trading activities of the Fund, (c) any costs and expenses related to registration of additional shares of the Fund, and (d) all other expenses allocated to the Fund by USCF in consultation with REX); and

“C” equals 40%.

In any month where “A” minus “B” equals zero (0) or a number less than zero (0), then the amount of the Monthly Fee paid to REX for such month shall be zero. USCF will pay the Monthly Fee on behalf of the Fund to REX on a monthly basis within thirty business days of the end of each calendar month.

Breakeven Analysis, page 32

25.	Comment: Please add narrative footnote disclosure to describe the “Reimbursement Credit.” To the extent that it is not certain that the “Reimbursement Credit” will be available, please tell us how you determined it is appropriate to include tabular disclosure relating to the credit. To the extent you believe it is certain that such credit will be available, please tell us how you made that determination.

Response: We currently do not plan to have a Reimbursement Credit and have revised the registration statement accordingly.

26.	Comment: We note your disclosure in footnote 3 that the “Estimated Brokerage Fee” is based on the actual brokerage fees for the Fund calculated on an annualized basis. We also note that the Fund does not appear to have commenced investing operations. Please revise your disclosure to reconcile this apparent discrepancy or tell us why such reconciliation is not necessary.

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Response: We have revised the registration statement accordingly and addressed this in footnote three of the Breakeven Analysis.

Item 16. Exhibits and Financial Statement Schedules, page II-2

27.	Comment: Please file all exhibits required by Item 601 of Regulation S-K as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed on EDGAR as correspondence.

Response: We are providing forms of legal and tax opinions for your review.

Signatures

28.	Comment: Please include the signature of your Sponsor’s controller or principal accounting officer. Please see Instruction 1 to the Signatures section of Form S-1.

Response: We have revised the registration statement accordingly and addressed this on the Signature page.

29.	Comment: We note that John P. Love signed your registration statement as a Management Director, but it does not appear from Mr. Love’s biographical information that he serves USCF in this capacity. If Mr. Love is a Management Director, please update Mr. Love’s biographical information accordingly.

Response: We have revised Mr. Love’s biographical information in the registration statement accordingly. Mr. Love is the Chief Executive Officer and President of USCF as well as a Management Director.

* * *

Please do not hesitate to contact me at (202) 383-0180 if you have any questions or comments.

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Sincerely,

James M. Cain

JMC/knb

cc:

Carolyn Yu, General Counsel, United States Commodity Funds LLC

Daphne Frydman, Deputy General Counsel, United States Commodity Funds LLC

Isaac Esquivel, Staff Accountant, Securities and Exchange Commission

Jennifer Monick, Assistant Chief Accountant, Securities and Exchange Commission

Bryan Hough, Staff Attorney, Securities and Exchange Commission